                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            El Paso Electric Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    283677854
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1945 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                Page 1 of 6 Pages

                                       13G

Cusip No. 283677854                 Page 2 of 6 pages



1.     Name of Reporting Person

       2. S.S. or I.R.S. Identification No. of Above Person

                         WESTPORT ASSET MANAGEMENT, INC.

2.   Check the appropriate box if a member of a group*    (a) [X]
                                                          (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place or Organization

                                   CONNECTICUT

Number of        5.  Sole Voting Power
Shares                        0
Beneficially     6.  Shared Voting Power
Owned By               3,790,950
Each             7.  Sole Dispositive Power
Reporting                      0
Person           8.  Shared Dispositive Power
With                   3,790,950

9.   Aggregate Amount Beneficially Owned by each Reporting Person

                      3,790,950

10.  Check Box if the aggregate amount in row (9) excludes certain shares *
                                                                           [ ]
11.  Percent of Class Represented by Amount in Row 9

                      6.3%

12.  Type of Reporting Person*

                      IA

*  SEE INSTRUCTION BEFORE FILLING OUT

                                Page 3 of 6 pages

Item 1(a):                 Name of Issuer:

                                 EL PASO ELECTRIC COMPANY

Item 1(b):                 Address of Issuer's Principal Executive Offices:

                                  123 WEST MILLS
                                  P.O. BOX 982
                                  EL PASO, TX 79901

Item 2(a):                 Name of Person Filing:

                           WESTPORT ASSET MANAGEMENT, INC.

Item 2(b):                 Address of Principal Business Office:

                           253 RIVERSIDE AVENUE
                           WESTPORT, CT  06880

Item 2(c):                 Citizenship:

                           CONNECTICUT

Item 2(d):                 Title of Class of Securities:

                           COMMON STOCK

Item 2(e):                 CUSIP Number:

                                    283677854

Item 3. If this stated is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                             (a)    (  )    Broker or Dealer registered under
                                            Section 15 of the Act

                             (b)    (  )    Bank as defined in Section 3(b)(6)
                                            of the Act

                                Page 4 of 6 pages

                             (c)    (  )    Insurance Company as defined in
                                            Section 3(a) (19) of the Act

                             (d)    (  )    Investment Company registered
                                            under Section 8 of the Investment
                                            Company Act

                             (e)    (X)     Investment Adviser registered
                                            under Section 203 of the Investment
                                            Advisors Act of 1940

                             (f)    (  )    Employee Benefit Plan, Pension
                                            Fund which is subject to the
                                            Provisions of the Employee Retire-
                                            ment Income Security Act of 1974
                                            or Endowment Fund; see 'SS'240.13d-1
                                            (b)(1)(ii)(F)

                             (g)    (  )    Parent Holding Company, in accor-
                                            dance with 'SS'240.13d-1(b)(ii)(G)
                                            (Note:  See Item 7)

                             (h)    (  )    Group in accordance with
                                            'SS'240.13d-1(b)(1)(ii)(H)

Item 4.               Ownership.

                             (a)    Amount Beneficially owned: 3,790,950 shares

                             (b)    Percent of Class:  6.3%

                             (c) Number of shares as to which such person has:

                                    (i)  sole power to vote or to direct the
                                         vote: 0

                                    (ii) shared power to vote or to direct the
                                         vote: 3,790,950

                                   (iii) sole power to dispose or to direct the
                                         disposition of: 0

                                    (iv) shared power to dispose or to direct
                                         the disposition of: 3,790,950

                                Page 5 of 6 pages

Item 5.               Ownership of Five Percent or Less of a Class

                             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.               Ownership of More than Five Percent on Behalf of Another
                             Person:

                             A PORTION OF THE SHARES OF COMMON STOCK OF THE
ISSUER REPORTED HEREBY, AMOUNTING IN THE AGGREGATE TO 6.3% OF SUCH SHARES OUTSTANDING, ARE HELD IN CERTAIN DISCRETIONARY MANAGED ACCOUNTS OF WESTPORT ASSET MANAGEMENT, INC. (THE "REPORTING PERSON"). THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES BENEFICIALLY OWNED BY SUCH PERSONS AND DISCLAIMS THE EXISTENCE OF A GROUP.

Item 7.               Identification and Classification of the Subsidiary
                             Which acquired the Security Being Reported on By the Parent Holding Company.

                                    N/A

Item 8.               Identification and Classification of Members of the
                      Group.

                                    N/A

Item 9.               Notice of Dissolution of Group.

                                    N/A

                                Page 6 of 6 pages

Item 10.              Certification

                             By signing below, I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Disclaimer

                             The undersigned expressly declares that the filing
of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                             Signature. After reasonable inquiry and to the best
               of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/19/98

                                            WESTPORT ASSET MANAGEMENT, INC.

                                       BY

                                                   ANDREW J. KNUTH, CHAIRMAN



                          STATEMENT OF DIFFERENCES

         The section symbol shall be expressed as ..................'SS'